Exhibit 99.4

December 20, 2022

Board of Directors

World Wrestling Entertainment, Inc.

1241 East Main Street

Stamford, CT 06902

Dear Board of Directors,

I have always recognized that we have a massive responsibility to the WWE Universe. Our fans deserve the best entertainment experience that WWE can offer, and I thank you for your efforts to keep our Company focused on that goal through this distinctly challenging year for WWE.

Throughout my entire tenure with the Company, I have always been committed to doing what I believed to be in the best interest of WWE and our employees, shareholders, fans, and other stakeholders. It also is why I voluntarily retired from the Company during the pendency of the special committee investigation and fully cooperated with the committee and its independent counsel’s process. My retirement was intended to give the special committee, its independent counsel, and the rest of the Board the time and space needed to understand and respond to the allegations.

Now that the completion of the special committee investigation has been publicly disclosed, I believe WWE has a unique opportunity during this critical juncture to maximize value for its shareholders and all other stakeholders. Specifically, given the rapidly evolving media landscape in which more and more companies are seeking to own the intellectual property offered on their streaming platforms – I firmly believe that the best thing to do for all of WWE’s shareholders and other stakeholders is to undertake a comprehensive review of strategic alternatives. I am confident that our other shareholders will support this decision.

As you know, the media rights subject to the upcoming negotiations are critical to any strategic alternative consideration, and therefore the two initiatives must occur in parallel fashion. By combining a review of strategic alternatives, with the media rights negotiations, our Company can make better, more well-informed, and faster decisions. Moreover, any party that engages in strategic discussions with WWE will want to be assured that I, as controlling shareholder, am aligned with the decision-making process. In other words, we must unify the Company’s decision-making regarding these two interconnected initiatives to fully capitalize on this unique opportunity.

For these reasons, it is critical for me to rejoin the Board as Executive Chairman to work alongside our management team in leading the exploration of strategic alternatives and media rights negotiations – and it is necessary to fulfill my commitment to doing what is best for WWE. Successfully navigating this process will require close coordination among WWE leadership and the Board, as well as a clearly defined and well-executed strategy to secure the greatest value for WWE’s stockholders. As WWE’s founder and largest shareholder, no one has a greater interest in the long-term success of WWE – or is more aligned with all WWE shareholders – than me.

I want to be very clear that I wholeheartedly believe that WWE has an exceptional management team in place. Stephanie, Nick, Paul, and the rest of the management team have my full and unconditional support, and as Executive Chairman, I would support them to facilitate unified, efficient, and effective decision-making during this important period in the Company’s history.

An announcement that I am rejoining the Board as Executive Chairman provides a natural opportunity for WWE to announce its intention to engage in a strategic review process. In light of timing of the media rights cycle, it is important to finalize my return to WWE as soon as possible. Accordingly, I would request to hear back from you by 6pm Eastern Time on Tuesday, January 3.

I intend to keep my letter and any ancillary communications out of the public domain and trust that the Board will do the same. While I of course reserve all my rights, my strong preference is to conduct any dialogue regarding this letter privately and collaboratively. I, along with corporate counsel at Kirkland & Ellis LLP, am available to discuss any questions you may have.

Thank you for your continued commitment to WWE. I look forward to working together to maximize value for our shareholders, other stakeholders, and the entire WWE Universe.

Happy Holidays,

Vince

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